Delisting Determination,The Nasdaq Stock Market, LLC,
March 11, 2019, Real Goods Solar, Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Real Goods Solar, Inc.
(the Company), effective at the opening of the trading session on March 22, 2019. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(a)(2). The Company was notified of the Staffs determination on February 6, 2019. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on February 15, 2019.